U. S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                                        FORM 10-SB


       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                        IBIZ, INC.
                    (Name of Small Business Issuer in its charter)

                    Nevada                                          72-1530833
    (State or other jurisdiction of                            (I.R.S. Employer
     incorporation or organization)                         Identification No.)


                  2238 West Lone Cactus, Phoenix, Arizona            85027
                  (Address of principal executive offices)          (Zip Code)

                       Issuer's telephone number:  (623) 492-9200


             Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                         Name of each exchange on which
    to be so registered                          each class is to be registered

             None
             None


           Securities to be registered pursuant to Section 12(g) of the Act:

                                        Common Stock
                                      (Title of Class)

                                            None
                                      (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

     IBIZ, Inc., a Nevada corporation ("Company"), was incorporated on November 1, 2001. IBIZ Technology Corp. ("IBIZ"), the parent company of the Company, proposes to issue not sooner than the effective date of this registration statement, without consideration non-restricted shares of common stock in the Company pro rata to all shareholders of IBIZ as of September 25, 2003 (the directors, officers, and 10% or greater shareholders ("affiliates") will received restricted shares in the Company) at the ratio of one share of the Company for each 500 shares of IBIZ common stock held as of that date.

Business of the Company.

     The Company designs, manufactures (through subcontractors), and distributes its existing and assigned products and licenses and a new line of accessories for the PDA and handheld computer market. These products will be distributed through large retail chain stores and e-commerce sites throughout the United States by IBIZ and worldwide by the Company.

     After completion of the spin-off as outlined previously, the Company intends to acquire the Input Device Activities of Endeavour Capital AG in return of shares in the company; this transaction does not, under Nevada law, require the consent of shareholders. This will be accomplished by the issuance by the Company of 11,200,000 shares of common stock to Endeavour Capital AG, in exchange of 100% of the input device license agreements currently owned by Endeavour.

     The Company will hold products and licenses for the spin-off operation and introduce to the Programmable Digital Assistant ("PDA") market the virtual laser light keyboard "Light Key". The Light Key is capable of projecting a full size laser keyboard on any flat surface, providing full keyboard capabilities to the PDA and hand held user in any location.

     As a complimentary input device Endeavour Capital will introduce its virtual pen, the E-Pen, capable of storing and sending any hand writing or written-on-paper image to a PDA, hand held or any computer, as a very high resolution image.

     The license of Light Key will provide the Company the worldwide rights to manufacture and market a virtual keyboard developed by Endeavour based on licensed technology by VKB Inc. by transferring of the license, and the developed product from Endeavour. The Light Key will be an accessory product to appliances such as PDA's, hand-held, cell-phones, laptops, etc and will provide the Company a unique product for world-wide distribution. This license is for an indefinite period and enables the Company to develop its own intellectual properties in design and engineering for its exclusive products without the need to invest massive capital for "core technology" development. Through Edeavour, the Company plans to enhance the Light-Key product line by adding complimentary technologies, and product enhancement.

     The license of E-Pen will provide the Company an exclusive worldwide rights to manufacture and market an electronic pen developed by In Motion E-Pen Inc. as an accessory to appliances such as PDA's, hand-held, cell-phones, laptops, etc. This license is for an indefinite period and enables the Company to develop its own intellectual properties in design and engineering including the core technology. Endeavour Capital currently operates In Motion E-Pen Inc. under a special operating agreement.

(a)  PDA Market Perspectives.

     The PDA market is now over 10 years old and got its start in 1990 with Apple's Newton. The Newton is considered to be a failure, but a new industry was born and the name used by Applem PDA, is still with us. In its first decade, PDA industry unit sales have followed the PC industry sales volume. When the PC was 10 years old in 1985, U.S. PC sales hit 5.6M units while worldwide PC sales surpassed 10M units. In 2000, the U.S. PDA unit sales were 5.5M while worldwide sales passed 12M devices.

     The PDA market currently consists of pen-based PDA's and keyboard-based PDA's. All Palm-compatible PDA's are pen-based products, as are Pocket PC PDA's. The use of Keyboard-based PDA's is currently a niche market, used in vertical markets such as data collection and inventory control. The latest PDA segment is the phone-PDA or the combination of a cell phone, PDA and 2-way pager. An overview of the three PDA segments is presented in the following table:





PDA Market Segment Overview
                                Pen PDA's               Keyboard PDA's               Phone PDA's
Description
                                                        - Keyboard input             - PDA and cell phone
                                - Pen input             - Mostly pad form factor     - Mostly clamshell
                                - Display is _ VGA      - Mostly Windows CE based    - Usually has keyboard
                                  or less               - Display is _ VGA           - Display is _ VGA
                                                          or VGA                       or less
Product
Examples                        - Palm family           - Hitachi HPW-200EC          - Ericsson R380s
                                - Handspring Visor      - HP Jornada 710, 720        - Handspring Treo
                                - Compaq iPaq H3xxx     - Melard Sidearm             - Kyocera QCP-6035
                                - HP Jornada 525, 548   - NEC MobilPro 780           - Nokia 9110
                                                                                       Communicator
Market Focus                                            - Vertical markets
                                - Office market         - Future horizontal          - Office market
                                - High-end consumers      markets                    - High-end consumers
Current                         - PIM* applications     - Vertical applications      - Cell phone, PDA
Functions                       -  PC companion         - Industrial applications      and 2-way pager
                                                                                       replacement
Future                          - Email & web access    - Email & web access         - Email & web access
Functions                       - Multifunction device  - Multifunction device       - Multifunction device
Market                          - Dominant segment
Potential                       - Remains largest       - Niche market               - Emerging segment
                                  Segment               - Increasing market share    -  Large potential


     The pen PDA is the dominant product segment and it is expected to remain the largest category for the next 5+ years. The keyboard PDA will increase in importance as email and web access proliferate. Even a small keyboard is useful for email and Internet access applications. There is a large degree of uncertainty in the market outlook for phone-PDA's. Phone-PDA's are already seeing some success in Europe, but are barely available in the U.S. Phone-PDA success probably depends on the rollout of 2.5G and 3G cellular networks, as "always-on" packet networks make phone-PDA's very useful to many users. The conservative forecast for the growth of the phone-PDA market assumes only a small portion of all cell phones will be phone-PDA's-less than 5% of current cell phone shipment.

(b)  PDA Technology Trends.

     The capabilities of PDA's will advance rapidly. Advances in computer, communications, networking and consumer electronics technologies will make the PDA capabilities five to ten times better than current products by 2006. Chapter 4 has details on the key technologies that are advancing PDA functionality. By using the current rate of technology advances the expected capabilities of PDA's can be estimated.

     The next table is a summary of current PDA capabilities and projected capabilities in 2006. The 2001 features are quite different between Palm OS devices and Pocket PC devices and both are listed in the next table. Pocket PC products have the largest capabilities:



PDA Capabilities
Features                      2001 PDA                                   2006 PDA
Price Range                   $100-$450 or $300-$600                     $350-$450
Main Function                 Personal information management (PIM)      -  Phone, PIM, VPN client,
                                                                            thin client
                                                                         - IM, web browsing, email,
                                                                           fax, messaging
Other Functions               - Email & web access                       - Music player, video conferencing
                              - MP3 players                              - Digital camera, scanner
User Interface                Pen, Browser                               Pen, browser & speech recognition
Operating System              Palm OS or Pocket PC                       Palm, Pocket PC, Epoc, Linux
Microprocessor                DragonBall 16-33 or RISC 70-206MHz         RISC or X86, 800-1,000 MHz
Connectivity                  - None to 19.2 Kbps cellular dataIrDA      - Cellular 3G: Up to 384 Kbps
                              - Serial or USB                            - Bluetooth: Up to 2 Mbps
                                                                         - IEEE 802.11a: Up to 54 Mbps
Display                       160x160 to 320x240, Mono or color          - VGA or full VGA
Program Memory                2-16 MB or 16-64 MBRAM                     256-512 Mbytes RAM
Flash Memory                  2-4 MB or 16-32 MB                         128-256 Mbytes
Expansion Slot                Springboard, SD or CompactFlash            CompactFlash, SD
Mass Storage                  Expansion slot devices                     - 1,024 Mbytes memory card
                                                                         -5 Gbytes hard disk



     The 2006 PDA is a multifunction device with a variety of functionality. Most PDA's will have email and Internet access and other communication capabilities. Connection to corporate networks via Virtual Private Networks (VPN) will be standard for office PDA's. Short-range wireless capabilities via Bluetooth and/or IEEE 802.11 are especially important because they will provide wireless broadband access to PDA's. Access will only be available near access points or hot points. By 2006 there may be 100K access points in businesses, public places and in all types of retail establishments in the U.S. Worldwide there may be 200K access points by 2006. Phone-PDA's will also have 2.5G or 3G cellular voice communication capabilities.

     Many PDA's will have a digital camera for low-end video conferencing and to take still pictures. Built-in music players will also be quite common. Some PDA's will also have scanner for collecting printed information or scanning bar codes.

     PDA memory size will grow by 8-16 times by 2006 and even more for Palm-based products. Processor performance will improve by at least 5X and more like 10-20X for Palm PDA's. The 2006 PDA will have the processing power of a low-end PC in 2001.

(c)  Forecast Summary.

     The PDA market has been on a rapid growth path since the mid 1990s. The growth will continue strongly, but the days of yearly sales doubling is over. The current economic slump has lowered the growth rate substantially in 2001 and future growth is also expected to be lower than in the late 1990s. A summary of the U.S. and worldwide PDA market growth is shown in the next table.

     PDA sales surpassed 5.5M units in the USA in 2000 and yearly sales are projected to reach 21M in 2007. U.S. PDA revenue in 2000 reached nearly $2B and will grow to $7.6B in 2007. The table includes a PDA comparison with the PC industry. The PDA unit and revenue is expressed as a percentage of the PC market. In 2000 PDA units were at 12% of PC units, which will increase to nearly 37% in 2007. However, in revenue PDA's only reached 2.2% in 2000 and will reach 8% in 2007. This is due to the average PC price being 5X the typical PDA price



U.S. and Worldwide PDA Forecast
USA                                  1998      1999      2000      2001      2003      2005      2007
PDA Unit Sales (#K)                  1,946     3,036     5,550     6,645     10,771    15,682    21,112
Unit Growth (%)                       78.7      56.1      82.8      19.7       25.3      19.1      15.1
PDA Revenue ($M)                       802     1,183     1,991     2,275      3,778     5,680     7,590
Revenue Growth (%)                    67.2      47.5      68.3      14.3       27.4      20.3      14.3
PDA AUP ($)                            412       390       359       342        351       362       359
PDA/PC Sales (%)                      6.49      7.78     12.04     16.08      24.01     30.70     36.85
PDA/PC Revenue (%)                    1.18      1.45      2.31      3.23       4.79      5.97      7.05
Worldwide
PDA Unit Sales (#K)                  4,124     6,514    12,172    16,377     28,488    43,524    61,369
Unit Growth (%)                                 58.0      86.9      34.5       29.3      22.0      17.8
PDA Revenue ($M)                     1,715     2,512     4,443     5,797      9,724    14,413    19,631
Revenue Growth (%)                              46.5      76.9      30.5       26.9      20.1      15.8
PDA AUP ($)                            416       386       365       354        341       331       320
PDA/PC Sales (%)                      4.47      5.82      9.47     13.06      20.11     25.08     29.43
PDA/PC Revenue (%)                    0.80      1.06      1.79      2.60       4.02      4.95      5.75



     Worldwide PC sales topped 12M units in 2000 and are projected to reach 61M devices in 2007 for a compound annual growth rate of 26%. PDA unit sales will grow from 5.8% of PC sales in 2000 to 29.4% of PC sales in 2007. Worldwide PDA revenue will grow from $4.4B in 2000 to $19.6B in 2007. Compared to the PC market, PDA revenue will increase from 1.8% of worldwide PC revenue in 2000 to 5.8% in 2007.

(d)  PDA Product Segments.

     For each geographic region the PDA product segment sales for keyboard PDA's, pen PDA's and phone-PDA's were estimated and projected until 2007. The phone-PDA category is difficult to project since there is minimal sales history in the U.S. market. The strong future growth of phone-PDA's is based on recent success in Europe, where phone-PDA's have reached a market share of about 30% of total PDA sales. The positive reaction and reviews of Handspring's Treo is another reason for a growth forecast.

     The pen PDA is the clear leader with 4.9M units sold in 2000, which will grow to 13M in 2007. Pen-based PDA's accounted for 89% of total sales in 2000, which will decline below 61% in 2007. Phone-PDA sales were negligible in 2000, but will grow to 5.5M units in 2007. Keyboard PDA sales will grow from 0.6M in 2000 to 2.6M units in 2007. Cumulative USA sales of Pen PDA's will jump from 10M units at year-end 2000 to over 78M at the end of 2007.

     Keyboard PDA unit sales reached 2.9M devices in 2000 and is forecasted to grow to 9.8M units in 2007. Phone-PDA's will grew from only 0.2M units in 2000 to 18.7M units in 2007. Cumulative sales of pen PDA's reached 23M units in 2000 and will top 186M devices in 2007. Cumulative sales of phone-PDA's will zoom from 0.2M in 2000 to 56M in 2007.

(e)  PDA Operating System Trends.

     After Palm introduced its Palm Pilot PDA's in 1996, the Palm OS has rapidly gained market share and it is now the leading operating system. The Palm OS will retain its lead in the U.S., but it will see much stiffer competition from Microsoft's Pocket PC. Compaq, HP and several other leading PC vendors have introduced Pocket PC-based products that are now growing faster than the overall market. Linux-based PDA's are also appearing and may do well in a few years. Several phone-PDA's are using Symbian's Epoc OS and this will give the Palm OS further competition. The "Other OS" category includes Linux, Epoc and proprietary operating systems.

     PDA's based on Microsoft's Pocket PC and Windows CE are expected to gain market share and unit sales will increase from 0.8M in 2000 to 9M in 2007. Cumulative sales of Windows CE/Pocket PC products will increase from 2.9M in 2000 to nearly 35M units in 2007. Other OS-devices will grow due to the impact of Symbian-based phone-PDA's and Linux devices-from 0.36M units in 2000 to 2.9M in 2007.

     Windows CE/Pocket PC devices will grow from 2.2M units in 2000 to over 24M units in 2007 and will overtake the Palm OS in 2005. Cumulative sales of Windows CE-Pocket PC devices topped 9M devices in 2000 and will surpass 101M units in 2007. Other OS device sales were 3.2M units in 2000 and will pass Palm OS devices in 2006 and are projected to reach over 20M units in 2007. Cumulative sales of Other OS-based PDA's will reach 90M units at year-end 2007-up from 9.6M units in 2000.

(f)  Summary of Business of IBIZ.

     IBIZ entered the growing PDA market in 1998 with a single keyboard input device that was designed with open connectivity.
Today, IBIZ has more than eighty different products addressing every PDA currently available, from the new Xela Case Keyboard, Portable Card Readers, FM and TV tuner CF (Compact Flash I) and SD (Secure Digital)cards to travel kits comprised of A/C adapters, 12 volt chargers and USB sync cables. The mission of IBIZ has been to enhance and add usable value to the PDA. The computer power of the PDA allows many applications to converge into a single multi purpose computer platform. Everything from data base management to remote control applications including a simple garage door opener can be combined into a single device. IBIZ will continue to distribute its product line in the United States providing sub-licenses for all products to the Company for worldwide distribution. The Company will sign distribution agreements with IBIZ for distribution of its products in the United States. The Company will support IBIZ in engineering, production, and business development through synergetic agreements using Endeavour Capital and its affiliates infrastructure in Europe and Israel.

     Late in the third quarter of 2003, the Company intends to start production and distribution of the Light Key and E-Pen products and support the license agreement provided to Sanyo for the E-Pen Product.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The following discussion should be read in conjunction with the financial statements of the Company and notes thereto contained hereafter in this Form 10-SB, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In consultation with its board of directors, the Company has identified eight accounting principles that it believes are key to an understanding of its financial statements. These important accounting policies require management's most difficult, subjective judgments.

Critical Accounting Policies.

(a)  Accounts Receivable.

     Accounts receivable are reported at the customer's outstanding balances less any allowance for doubtful accounts. The Company does not normally require collateral to support receivables and interest is not accrued thereon.

(b)  Allowance For Doubtful Accounts.

     The allowance for doubtful accounts on accounts receivables is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, account balance over one year old, etc.).

(c)  Inventories.

     Inventories are stated at the lower of cost (determined principally by average cost) or market.

(d)  Revenue Recognition

     Product Sales - when the goods are shipped and title passes to the customer.

     Maintenance Agreements - Income from maintenance agreements is being recognized on a straight-line basis over the life of the service contracts. The unearned portion is recorded as deferred income.

     Service Income - When services are performed.

(e)  Going Concern

     As shown in the accompanying financial statements, the Company has incurred significant losses, has negative working capital and needs additional capital to finance its operations. These factors create uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company also intends increase sales through a new line of products acquired July 11, 2002 and obtain additional equity investments through the private placements of its common stock.

Select Financial Information.

                                                 Nine Month Period Ended
                                              July 31, 2003     July 31, 2002
                                                (Unaudited)      (Unaudited)

Statement of Operations Data
   Total revenue                              $    282,392      $    297,351
  Operating income (loss)                       (1,046,833)          (73,249)
  Net earnings (loss) after tax                 (1,035,920)          (94,965)
  Net earnings (loss) per share                  (1,035.92)           (94.97)

Balance Sheet Data
  Total assets                                      145,801          237,727
  Total liabilities                                 398,041          332,691
  Stockholders' deficit                            (252,240)         (94,964)

Results of Operations.

     The nine months ended July 31, 2003 compared to the nine months ended July 31, 2002:

(a)  Revenues.

     Sales decreased by approximately 5% to $282,392 in the nine months ended July 31, 2003 from $297,351 in the nine months ended July 31, 2002. The decrease was mainly a result of the focus by management on raising financing for IBIZ, Inc. earlier in the year, a transition to a new line of industry unique products and the overall slow down in the national economic conditions.

(b)  Cost of Sales.

     The cost of sales of $318,280 (113% of sales) in the nine months ended July 31, 2003 increased from $147,708 (50% of sales) for the nine months ended July 31, 2002. The increased costs are attributable to a significant change in the product mix that resulted in increased unit costs and the allocation of one officer's salary to the cost of goods classification to support the new product line.

(c)  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased approximately 354% to $1,010,945 in the nine months ended July 31, 2003 from $222,892 in the nine months ended July 31, 2002. The main increase in expenses resulted from the issuance of stock to employees in the 2nd and 3rd quarters as retention bonuses in the amount of $695,000.

(d)  Interest Expense.

     Interest expense decreased 96% to $897 in the nine months ended July 31, 2003 from $21,716 in the nine months ended July 31, 2002.
The decrease is a result of management's decision to terminate the use of an accounts receivable factor.

(e)  Net Loss.

      Net loss increased 990% to $1,035,920 for the nine months ended July 31, 2003 from a net loss of $94,965 for the nine months ended July 31, 2002. The increase in net loss was primarily the result of higher unit costs and the payment of retention bonuses by issuing restricted common stock valued at $695,000.

(f)  Liquidity.

     Net cash (used) by operating activities for the nine months ended July 31, 2003 was $348,988 compared to $55,343 (used) by operating activities for the nine months ended July 31, 2002. The change was primarily due to:

     (1) Accounts receivable increased $36,089 in the nine months ending July 31, 2003 as compared to an increase of $26,635 in the nine months ending July 31, 2002. The net use of operating cash in 2003 is a result of the Company's major customers paying on extended terms instead of the original agreed upon terms.

     (2) Inventories decreased $5,957 in the nine months ending July 31, 2003 as compared to an increase of $207,051 in the nine months ending July 31, 2002. The net operating cash used in 2003 is a result of the Company's fulfillment of sales orders and the decision to purchase inventory on an as needed basis due to cash flow restrictions.

     (3) Prepaid expenses increased $3,721 in the nine months ending July 31, 2003 as compared to a decrease of $8,000 in the nine months ending July 31, 2002. The net use of operating cash in 2003 is a result of prepaying for services in order to secure their use in the nine months ending July 31, 2003.

     (4) Cash, pledged for letter of credit increased $10,000 in the nine months ending July 31, 2003. The result of this use of operating cash is due to the Company's major customer requiring the establishment of a letter of credit in order to service rebates.

     (5) Accounts payable and accrued expenses increased $110,120 in the nine months ending July 31, 2003 as compared to an increase of $63,333 in the nine months ending July 31, 2002. The increase in cash provided in 2003 is a result of the Company's tight cash flow restrictions that precluded its ability to pay its vendors on a timely basis.

     (6) Accrued wages and taxes increased $112,639 in the nine months ending July 31, 2003 as compared to an increase of $195,382 in the nine months ending July 31, 2002. The Company was able to reduce its wages liability during this period through the issuance of common stock, although it was unable to pay all outstanding wages on a timely basis due to its tight cash flow situation .

     The Company plans to remedy the deficiency of operating cash flows by
increasing income from   its new product line.

     The Company's financing activities for the nine months ended July 31, 2003 provided cash of $348,311 compared to $55,343 for the nine months ended July 31, 2002. The primary change was that the Company received a net of $347,907 from related entities and transferred it to additional paid-in capital in the nine months ended July 31, 2003 as compared to $55,343 in the nine months ended July 31, 2002.

(g)  Capital Resources

     Working capital is summarized and compared as follows:

                                        July 31, 2003          July 31, 2002

Current assets                          $   145,801            $   237,727
Current liabilities                         398,041                332,691

Working capital (deficit)                  (252,240)               (94,964)

This increase in the deficit in working capital was primarily due to the net loss sustained from operations.

     At July 31, 2003, stockholders' deficit was $252,240 as compared to a stockholders' deficit of $362,870 at October 31, 2002. The
$110,630 change in stockholders' deficit was accounted for as follows:

     Increase in Stockholders' Equity
      Transfer of related entity debt to additional
      paid-in capital                                         $  1,146,550
      Decreases in stockholders' equity due to
      net loss                                                  (1,035,920)

                Net Change                                         110,630

The Company currently has no material commitments for capital expenditures.

Twelve-Month Plan of Operation.

     The Company currently has no employees, other than the officers and directors, but anticipates adding several employees over the next twelve months. Therefore, the business activities of the Company are handled by the officers and directors at this time.

     The Company will integrate Endeavour Capital's Input Device
Engineering Force in Israel within its operations, which will allow the Company better control of technologies and production skills to support its competitiveness.

     On July 11, 2002, the Company acquired the intellectual property and marketing rights for the Xela Case Keyboard, which is currently scheduled for mass production and shipping at the beginning of the second quarter of fiscal year 2003. IBIZ will license the Company to manufacture and distribute the products worldwide (except USA)

     The Company will market and distribute products directly to end users through a direct sales force, regional resellers, value-added providers in the banking and point-of-sale ("POS") market and Internet commerce sites. The Company will utilize the IBIZ marketing channels, sales force, and expertise to distribute all of the Company's product lines in the United States.

     In addition to direct sales, the Company also markets its full range of products directly to retail customers through the IBIZ website at www.IBIZcorp.com or www.IBIZpda.com. To date, the Company has recognized only nominal revenues from Internet retail sales, however, we are continuing to see moderate revenue increases through this venue. Management believes that direct sales to end users should allow the Company to more efficiently and effectively meet customer needs by providing products which are tailored for the customer's individual requirements at a more economical price.

     The Company and IBIZ also distribute their products to regional resellers and, to a lesser extent, national distributors and to retail stores such as CompUSA, Inc. and Fry's Electronics, Staples,
Mobileplanet, Micro Center, RC Willeys, Baillios, Pdamart and
Outpost.com.

     The Company's products will be engineered by its engineering team and manufactured by various entities in Taiwan and Mainland China and Israel. Manufacturers will build the Company's products to specifications designed by the engineering team, using standard components and several proprietary components allowing the Company market and distribution control. Although the Company has not experienced difficulties in the past relating to engineering and manufacturing, the failure of the Company's manufacturers to produce products of sufficient quantity and quality could adversely affect the Company's ability to sell the products its customers' demand.

     The Company will engage in final assembly, functional testing and quality control of its products in its Phoenix, Arizona and Israel facilities. Management believes the Company's completion of the final stages of manufacturing allows the Company to ensure quality control for its products manufactured overseas.

     On July 11, 2002 IBIZ purchased intellectual property assets for the Xela Case Keyboard including the patent application S/N T001 P00547-US1, trademark application S/N: 78/139,898 and resale rights from Tools, LLC, a Rhode Island limited liability company. Currently Patent and Trademark applications are in due process with the United States Patent and Trademark Office. The trademark application for XELA was published by the Patent and Trademark office in the Official Gazette on January 7, 2003 for the purpose of opposition. IBIZ will license the Company to manufacture, market and sell the product for royalties paid to IBIZ.

     The Company provides its customers with a comprehensive service and support program. Technical support is provided to customers via a toll-free telephone number as well as through the Company website. The number is available Monday through Friday 8:00 a.m. to 5:00 p.m., Mountain Time. In addition, the Company will provide customer service in Europe via the Company's Zurich office Monday through Friday 9:00 a.m. to 6:00 p.m. GMT.

     Also available on the Company's website are links to files for software patches and drivers used for software updates.

Risk Factors Connected with Plan of Operation.

(a)  Limited Prior Operations, History of Operating Losses, and
Accumulated Deficit May Affect Ability of Company to Survive.

     The Company has had limited prior operations to date and it had a limited record of revenue-producing operations. Consequently, there is only a limited operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by new product introductions.

     The Company incurred a net loss of $362,871 for the fiscal year ended October 31, 2002 period, and a net loss of $1,035,920 for the nine months ended July 31, 2003. At July 31, 2003, the Company had an accumulated deficit of $1,398,791. This raises substantial doubt about the Company's ability to continue as a going concern.

(b)  Need for Additional Financing May Affect Operations and Plan of
Business.

     Current funds available to the Company will not be adequate for it to be competitive in the areas in which it intends to operate. The Company's continued operations, as well as the implementation of its business plan, therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. The Company estimates that it will need to raise up to approximately $1,000,000 over the next 12 months for these purposes.

     There is no guarantee that these funding sources, or any others, will be available in the future, or that they will be available on favorable terms. In addition, this funding amount may not be adequate for the Company to fully implement its business plan. Thus, the ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's business plan. Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash.

     If funding is insufficient at any time in the future, the Company may not be able to take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on the business, operating results and financial condition. In addition, if additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

(c)  No Assurance of Protection of Proprietary Rights May Affect
Ability to Manufacture Products.

     The Company's success and ability to compete will be dependent in part on the protection of its potential patents, trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop a service that are similar or superior to the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, certain of the Company's know-how and proprietary technology may not be patentable.

     The Company may rely on certain intellectual property licensed from third parties, and may be required to license additional products or services in the future, for use in the general operations of its business plan. The Company currently has no licenses for the use of any specific products. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results.

     There is a risk that some of the Company's products may infringe the proprietary rights of third parties. In addition, whether or not the Company's products infringe on proprietary rights of third parties, infringement or invalidity claims may be asserted or prosecuted against it and it could incur significant expense in defending them. If any claims or actions are asserted against the Company, it may be required to modify its products or seek licenses for these intellectual property rights. The Company may not be able to modify its products or obtain licenses on commercially reasonable terms, in a timely manner or at all. The Company's failure to do so could have a negative affect our business and adversely our revenues.

(d)  Product Errors Could Affect Impact Business of the Company.

     The Company develops products that are extremely complex, and the products it produces may contain undetected errors when first introduced or when new updated versions are released to the marketplace. Despite the Company's rigorous product testing procedures and testing by current and potential customers, it is possible that errors will be found in new products or upgrades after commencement of commercial shipments. The occurrence of product defects or errors could result in adverse publicity, delay in product introduction, diversion of resources to remedy defects, loss of or a delay in market acceptance, claims by customers against us, or could cause us to incur additional costs, any of which could adversely affect our business.

(e) Dependence on Outsourced Manufacturing May Affect Ability to Bring Products to Market.

     The risks of association with outsourced manufacturers are related to aspects of these firms' operations, finances and suppliers. The Company may suffer losses if the outside manufacturer fails to perform its obligations to manufacture and ship the product manufactured. These manufacturers' financial affairs may also affect the Company's ability to obtain product from these firms in a timely fashion should they fail to continue to obtain sufficient financing during a period of incremental growth. The Company intends to maintains a strong relationship with these manufacturers to ensure that any issues they may face are dealt with in a timely manner.

(f)  No Assurance of Market Acceptance May Affect Ability to Sell Products.

     There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional products manufactured and marketed by major e-commerce and technology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the efficacy of the product candidates, their potential advantage over alternative methods and reimbursement policies of government and third party payors. There can be no assurance that the marketplace in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

     The standards for the products marketed by the Company may not achieve broad market acceptance or market acceptance may be slower than the Company expected. Additionally, if a new standard emerges that is more accepted by the marketplace, the Company may not be successful in developing products that comply with that standard on a timely basis unable. To be successful, the Company will need to effectively respond on a timely basis to future changes in the ever-expanding markets in which the Company sells its software products. The markets for the Company's products are at early stages of development and are rapidly expanding.

(g)  Substantial Competition May Affect Ability to Sell Products.

     The handheld computer industry is highly competitive. The Company competes at the product level with various other handheld computer manufacturers and at the distribution level primarily with computer retailers, on-line marketers and the direct sales forces of large PDA manufacturers.

     At the product level, the PDA industry is characterized by rapid technological advances in both hardware and software development and by the frequent introduction of new and innovative products. There are approximately 14 manufacturers of personal computers, the majority of which have greater financial, marketing and technological resources than the Company. Competitors at this level include Palm, HP, Dell, Sony, and Handspring, however, most key PDA manufacturers outsource or private label PDA accessory products from companies similar to the Company.

     Competitive factors include product quality and reliability, price to performance characteristics, marketing capability, and corporate reputation. In addition, a segment of the industry competes primarily for customers on the basis of price. Although the Company's products are price competitive, the Company does not attempt to compete solely on the basis of price.

     The intense nature of competition in the computer industry subjects the Company to numerous competitive disadvantages and risks. For example, many major companies will exclude consideration of the Company's products due to limited size of the Company. Moreover, the Company's current revenue levels cannot support a high level of national or international marketing and advertising efforts. This, in turn, makes it more difficult for the Company to develop its brand name and create customer awareness. Also, some competitors in its industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attract customers.

     Additionally, the Company's current and future competitors may develop products or systems that may be comparable or superior to those developed by it or adapt more quickly than it to new technologies, evolving industry standards or customer requirements. Increased competition could result in price reductions, reduced margins and loss of market share, any or all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

     Additionally, the Company's products are manufactured by third parties in Taiwan or China. As such, the Company is subject to numerous risks and uncertainties of reliance on offshore manufacturers, including, taxes or tariffs, non-performance, quality control, and civil unrest. Also, as the Company holds few patents, the vast majority of parts used in its products are available to its competitors.

     Management believes that it can compete effectively by providing PDA accessories utilizing unique designs and space-saving qualities. Although Management believes it has been successful to date, there can be no assurance that the Company will be able to compete successfully in the future.

(h)  Government Regulations May Affect the Ability of the Company to Operate.

     Because the Company sells its products internationally, as well as domestically, it must comply with federal laws that relate to the export and applicable foreign government laws regulating the import of our products. However, the federal government may rescind these approvals at any time. Under current regulations these products can be exported without a license to most countries for use by banks, money transfer companies, general online and traditional merchants organizations.

     Additionally, the Company may apply for export approval, on a specific case-by-case basis, for specific future products. Government export regulation for security products is less stringent for products designed for banking, finance, and e-commerce. It is possible that the Company will not receive approval to export future products on a timely basis, on the basis we request, or at all. As a result of government regulation of our products, the Company may be at a disadvantage when competing for international sales with foreign companies not subject to these restrictions.

     Various aspects of the Company's business are subject to governmental regulation in the United States and other countries in which it operates. Failure to comply with such regulation may, depending upon the nature of the noncompliance, result in the suspension or revocation of any license or registration at issue, the termination or loss of any contract at issue or the imposition of contractual damages, civil fines or criminal penalties. The Company has experienced no material difficulties in complying with the various laws and regulations affecting its business.

(i)  Other External Factors May Affect Viability of Company.

     The industry of the Company in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect peoples' spending. Factors that leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

(j) Control by Officers and Directors Over Affairs of the Company May Override Wishes of Other Stockholders.

     All decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with stockholders to make decisions that effect the Company. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company.

     Therefore, the success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Company unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

(k) Loss of Any of Current Management Could Have Adverse Impact on Business and Prospects for Company.

     The Company's success is dependent upon the hiring and retention of key personnel. None of the Company's officers and directors currently has an employment or non-competition agreement with the Company. Therefore, there can be no assurance that these other personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects.

     The Company's success will also be highly dependent on its ability to attract and retain qualified employees. Competition for employees is intense in the hardware industry. To date, the Company believes it has been successful in its efforts to recruit qualified employees, but there is no assurance that it will continue to be as successful in the future. The Company believes relations with its employees are more than satisfactory.

(l) Potential Conflicts of Interest May Affect Ability of Officers and Directors to Make Decisions in the Best Interests of Company.

     The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors that may not be susceptible to resolution.

     In addition, conflicts of interest may arise in the area of corporate opportunities that cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the board of directors of the Company any proposed transaction for its evaluation.

(m) Limitations on Liability, and Indemnification, of Directors and Officers May Result in Expenditures by Company.

     The Company's articles of incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The By-Laws of the Company also include provisions to the effect that the Company may indemnify any director, officer, or employee. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

(n)  Absence of Cash Dividends May Affect Investment Value of
Company's Stock.

     The Board of Directors does not anticipate paying cash dividends on the common stock for the foreseeable future and intends to retain any future earnings to finance the growth of the Company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial conditions of the Company as well as legal limitations on the payment of dividends out of paid-in capital.

(o) No Cumulative Voting May Affect Ability of Some Shareholders to Influence Mangement of Company.

     Holders of the shares of common stock of the Company are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the shares present at a meeting of shareholders will be able to elect all of the directors of the Company, and the minority shareholders will not be able to elect a representative to the Company's board of directors.

(p)  No Assurance of Public Trading Market and Risk of Low Priced
Securities May Affect Market Value of Company's Stock.

     There has been no public market for the common stock of the
Company.  The Company intends to apply for listing on the Over the
Counter Bulletin Board.  However, until such times as the common stock of the Company is so listed, if its is successful in such application, and even thereafter, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the
Company's securities.  In addition, the common stock of the Company upon such listing will be subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The
Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock
market and the risks associated therewith.   The regulations governing
low-priced or penny stocks sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

(q)  Failure to Maintain Market Makers May Affect Value of Company's Stock.

     If the Company attains listing on the Over the Counter Bulletin Board and thereafter is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

Forward Looking Statements.

     The foregoing management's discussion and analysis of financial condition and results of operations contains "forward looking statements" within the meaning of Rule 175 under the Securities Act of 1933, as amended, and Rule 3b-6 under the Securities Act of 1934, as amended, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties that are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this document will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements."

ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company maintains executive offices at 2238 West Lone Cactus Drive, Suite 200, Phoenix, Arizona 85021. The lease is provided at no charge by IBIZ Technology Corp. These offices are currently adequate for the needs of the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth information regarding the beneficial ownership of shares of the Company's common stock as of October 1, 2003 (1,000 issued and outstanding) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all of the current directors and executive officers of the Company as a group:



Title of Class     Name and Address of Beneficial Owner               Amount of           Percent of Class
                                                                      Beneficial
                                                                      Ownership (1)

Common Stock      IBIZ Technology Corp.                                 1,000 (2)             100.00%
                  2238 West Lone Cactus Drive
                  Suite 200
                  Phoenix, Arizona 85021

Common Stock      Mark H. Perkins                                           0                   0.00%
                  2238 West Lone Cactus Drive
                  Suite 200
                  Phoenix, Arizona 85021

Common Stock      Kenneth W. Schilling                                      0                   0.00%
                  2238 West Lone Cactus Drive
                  Suite 200
                  Phoenix, Arizona 85021

Common Stock      Shares of all directors and executive                     0                   0.00%
                  officers as a group (2 persons)



(1) Each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them. None of these individuals holds any convertible securities.

(2) The officers and directors of this firm are the same as that of the Company.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

     The names, ages, and respective positions of the directors and executive officers of the Company are set forth below; there are no other promoters or control persons of the Company. The directors named below will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and qualified. Directors are elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the will of the board of directors, absent any employment agreement. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. The directors and executive officers of the Company are not a party to any material pending legal proceedings and, to the best of their knowledge, no such action by or against them has been threatened.

(a)  Kenneth W. Schilling, Chief Executive Officer/Director.

     Mr. Schilling, age 51, joined the Company upon its formation, and has been chief executive officer, president and a director from that time to the present. He founded IBIZ's predecessor, SouthWest Financial Systems, in 1979, and has been chief executive officer, president and a director from that time to the present. Mr. Schilling studied for a B.S. in electrical engineering at the University of Pittsburgh from 1970 to 1972, but left for military service prior to receiving his degree.

(b)  Mark H. Perkins, Executive Vice President/Director.

     Mr. Perkins, age 39, joined the Company upon its formation and currently serves as executive vice president. He was appointed to IBIZ's board of directors on March 5, 1999. Mr. Perkins has also held the same positions with the Company from its founding on November 1, 2001 to the present. Prior to his joining IBIZ, he was employed at American Express as a project manager for major systems implementation, a position he held for eight years. Mr. Perkins earned a degree in business management from California State University-Sonoma.

ITEM 6.  EXECUTIVE COMPENSATION.

     (a) The current officers and directors have not received any compensation to date. They will not be remunerated until the Company turns profitable.

     (b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at normal retirement date as there is no existing plan provided for or contributed to by the Company.

     (c) No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director since there is no existing plan that provides for such payment, including a stock option plan.
ITEM
7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Other than as set forth below, there are no relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the named persons set forth previously had or is to have a direct or indirect material interest.

     The Company maintains executive offices at no charge by the IBIZ Technology Corp. These offices are currently adequate for the needs of the Company.

     Certain of the officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on a board of directors. As a result, certain potential conflicts of interest, such as those set forth above with the transactions, may arise between the Company and its officers and directors. The Company will attempt to resolve such conflicts of interest in favor of the Company by carefully reviewing each proposed transaction to determine its fairness to the Company and its shareholders and whether the proposed terms of the transaction are at least as favorable as those which could be obtained from independent sources. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

     The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001. The Company also has authorized 10,000,000 shares of preferred stock, par value $0.001. The holders of the common stocks:

     (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company;

     (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and

     (c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

These securities do not have any of the following rights:

     (a)  cumulative or special voting rights;

     (b)  preemptive rights to purchase in new issues of shares;

     (c)  preference as to dividends or interest;

     (d) preference upon liquidation; or

     (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security.

There are no restrictions on dividends under any loan other financing arrangements or otherwise.

Non-Cumulative Voting.

     The holders of shares of common stock of the Company will not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

     The Company does not currently intend to pay cash dividends. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, or can there be any guarantees of the success of the Company.

     A distribution of revenues will be made only when, in the judgment of the Company's board of directors, it is in the best interest of the Company's stockholders to do so. The board of directors will review, among other things, the financial status of the Company and any future cash needs of the Company in making its decision.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

     The Company's authorized but unissued capital stock currently consists of 99,999,000 shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

     The Company has engaged the services of Interwest Transfer Co., Inc., 1981 East 4800, South, Suite 100, Salt Lake City, Utah 84117, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information.

     Currently, there is no public trading market for the Company's common stock. In order to qualify for listing on the Over the Counter Bulletin Board, the Company must comply with the eligibility rules of the Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Company is filing this Form 10-SB Registration Statement with the Securities and Exchange Commission.

Holders of Common Equity.

     As of October 1, 2003, there was 1 shareholder of record of the Company's common stock.

Dividends.

     The Company has not declared or paid a cash dividend to stockholders since it was organized on November 1, 2001. The Board of Directors presently intends to retain any earnings to finance the Company's operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Liability.

(a)  Articles of Incorporation and Bylaws.

     The articles of incorporation of the Registrant contain the following provisions with respect to liability of directors and officers:

        "SEVENTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented."

(b)  Nevada Revised Statutes.

     "NRS 78.138 Directors and officers: Exercise of powers;
performance of duties; presumptions and considerations; liability to corporation and stockholders.

     (7) Except as otherwise provided in NRS 35.230, 90.660, 91.250, 452.200, 452.270, 668.045 and 694A.030, a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that:

     (a) His act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

     (b) His breach of those duties involved intentional misconduct, fraud or a knowing violation of law."

Indemnification.

(a)  Articles of Incorporation and Bylaws.

     There are no provisions in the articles of incorporation with regard to indemnification. The bylaws of the Registrant provide the following with respect to indemnification:

     "EIGHTH: The corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."

(b)  Nevada Revised Statutes.

     "NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

     (a) Is not liable pursuant to NRS 78.138 [directors and officers duty to exercise their powers in good faith and with a view to the interests of the corporation]; or

     (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

     (a) Is not liable pursuant to NRS 78.138; or

     (b) Acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

     1.  Any discretionary indemnification pursuant to NRS
78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a) By the stockholders;

     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

     (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3. The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     (1) A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     (2) The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

     (a)  The creation of a trust fund.

     (b)  The establishment of a program of self-insurance.

     (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

     (d)  The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

     (3) Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

     (4) In the absence of fraud:

     (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

     (b) The insurance or other financial arrangement:

          (i) Is not void or voidable; and

          (ii) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     (5) A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS."

PART F/S.

                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors of
IBIZ, Inc.

We have audited the accompanying balance sheet of IBIZ, Inc. (the "Company") as of October 31, 2002 and the related statements of operations and accumulated deficit and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respect, the financial position of IBIZ, Inc. at October 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant operating losses, has negative working capital, lacks sufficient operating cash to purchase products to fill sales orders, is delinquent in the payment of payroll taxes and is delinquent in payment of some wages. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



/s/ Farber & Hass LLP
Farber & Hass LLP
Oxnard, California
January 17, 2003


                                      IBIZ, INC.
                                     BALANCE SHEET
                                    OCTOBER 31, 2002

                                         ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                           $     677
Accounts receivable, net                                               11,867
Inventories                                                            95,601
Prepaid expenses                                                        8,000

     TOTAL ASSETS                                                     116,145

                       LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses                                  72,657
Accrued wages and bonuses                                              83,683
Payroll taxes payable                                                  11,767
Deferred income                                                         5,916
Due to related entities:
  IBIZ Technology Corp.                                               118,822
  Invnsys Technology Corporation                                      186,170
          Total Current Liabilities                                   479,015

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
Preferred stock, $0.001 par value; 10,000,000
  shares authorized; -0- shares issued and outstanding
Common stock, $0.001 par value; 100,000,000
  shares authorized; 1,000 shares issued
  and outstanding                                                           1
Accumulated deficit                                                  (362,871)
        Total Stockholders' Deficit                                  (362,870)

     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                      116,145

                         See Notes to Financial Statements

                                      IBIZ, INC.
                  STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                      FOR THE YEAR ENDED OCTOBER 31, 2002

REVENUES:
     Sales                                                          $ 309,554
     Maintenance                                                       32,093
     Service                                                            9,002
        Total revenues                                                350,649

COST OF GOODS SOLD                                                    365,821

GROSS LOSS                                                            (15,172)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                          324,789

LOSS FROM OPERATIONS                                                 (339,961)

OTHER INCOME (EXPENSE):
     Interest income                                                       77
     Interest expense                                                 (22,987)
     Other expense, net                                               (22,910)

NET LOSS                                                             (362,871)

NET (LOSS) PER COMMON SHARE
     Basic and Diluted                                                (362.87)

WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING
       Basic and diluted                                                1,000

                           See Notes to Financial Statements


                                        IBIZ, INC.
                                  STATEMENT OF CASH FLOWS
                           FOR THE YEAR ENDED OCTOBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                          $  (362,871)
Adjustments to reconcile net loss to net cash
  used by operating activities:
  Provision for uncollectible accounts                                 12,827
  Changes in operating assets and liabilities:
    Accounts receivable                                                (24,694)
    Inventories                                                        (95,601)
    Prepaid expenses                                                    (8,000)
    Accounts payable and accrued expenses                               72,657
    Accrued wages and taxes                                             95,450
    Deferred income                                                      5,916
        Net cash used by Operating Activities                         (304,316)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds received from related entities                          304,992
 Proceeds from the issuance of common stock                                  1
  Net Cash Provided by Financing Activities                            304,993

NET INCREASE IN CASH AND CASH EQUIVALENTS                                  677

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 0

CASH AND CASH EQUIVALENTS, END OF YEAR                                     677

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest                                                22,987
  Cash paid for taxes                                                        0

                           See Notes to Financial Statements

                                     IBIZ, INC.
                            NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description.

IBIZ, Inc. (the "Company") was organized on October 30, 2001, under the laws of the State of Nevada. The Company designs, manufactures (through subcontractors), and distributes a line of accessories for the PDA and handheld computer market which are distributed through large retail chain stores and e-commerce sites throughout the United States. The Company also markets LCD monitors, OEM notebook computers, third party software, and general-purpose financial application keyboards.

The Company is a wholly owned subsidiary of IBIZ Technology Corp., a publicly held corporation.

Cash and Cash Equivalents.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable.

Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable and the Company normally does not require collateral to support its accounts receivable.

Allowance for Doubtful Accounts.

The allowance for doubtful accounts on accounts receivable is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, account balance over one year old, etc.).

Inventories.

Inventories are stated at the lower of cost (determined principally by average cost) or market. The inventories are comprised of finished products at October 31, 2002.

Disclosure About Fair Value of Financial Instruments.

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at October 31, 2002, as defined in Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Revenue Recognition.

Product sales - when the goods are shipped and title passes to the customer.

Maintenance agreements - income from maintenance agreements is being recognized on a straight-line basis over the life of the service contracts. The unearned portion is recorded as deferred income.

Service income - when services are performed.

Shipping and Handling Costs.

The Company's policy is to classify shipping and handling costs as part of cost of goods sold in the statement of operations.

Advertising.

All direct advertising costs are expensed as incurred. The Company charged to operations $10,965 in advertising costs for the year ended October 31, 2002.

Research and Development.

The Company expenses research and development costs as incurred.

Interest Expense.

The Company incurred interest expense during 2002 from factoring its receivables. The agreement with the factor was terminated prior to year-end.

Income Taxes.

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in SFAS No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Concentration of Risk.

Industry

The Company's products are directed to the computer and technology-related industry. This industry experiences a high degree of obsolescence and changes in buying patterns. The Company must expend funds for research and development and identification of new products in order to stay competitive.

Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable.

Concentrations of credit risk with respect to trade receivables are normally limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas. The Company routinely assesses the financial strength of its customers.

At October 31, 2002, two customers accounted for 62% (49% and 13%, respectively) of net receivables.

Purchases.

The Company relies primarily on two suppliers for its products. The loss of either supplier could have a material impact on the Company's operations. Purchases for the year ended 2002 totaled 58% and 23%, respectively, from each supplier.

Revenues.

For the year ended October 31, 2002, the Company had two customers that exceeded 10% of total revenues (14% and 13%, respectively).

Pervasiveness of Estimates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements.

The FASB recently issued the following statements:

     SFAS No. 144 - Accounting for the Impairment or Disposal of Long-
     Lived Assets
     SFAS No. 145 - Rescission of SFAS Nos. 4, 44 and 64 and amendment of SFAS No. 13
     SFAS No. 146 - Accounting for Costs Associated with Exit or Disposal Activities
     SFAS No. 147 - Acquisitions of Certain Financial Institutions SFAS No. 148 - Accounting for Stock-Based Compensation

These FASB statements did not, or are not expected to, have a material impact on the Company's financial position and results of operations.

Going Concern.

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The following factors raise substantial doubt as to the Company's ability to continue as a going concern:

     A.  Operating losses

     B.  Negative working capital

     C.  Lack of cash from continuing operations

     D.  Unpaid wages

     E.  Decline in national economy

Management's plans to eliminate the going concern situation include, but are not limited to:

     A. Increase sales through new line of products acquired on July 11, 2002.

     B. Obtain additional equity investments through private placements of its common stock.

Should the Company be unsuccessful in its plans, the operations of the Company could be discontinued.

2.  ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of accounts receivable and allowance for doubtful accounts is as follows:

     Accounts receivable                                   $ 24,123
     Allowance for doubtful accounts                        (12,256)

     Net accounts receivable                                 11,867

     Allowance for doubtful accounts:
     Balance, November 1, 2001                                    0
     Additions                                               12,827
     Write-off of uncollectible accounts                       (571)

     Balance, October 31, 2002                               12,256

3.  INCOME TAXES

Deferred Taxes.

The components of deferred tax assets are as follows:

     Net operating loss carryforwards                       $ 61,000
     Allowance for doubtful accounts                           2,500
     Accrued expenses not deductible until paid                9,200
     Total deferred tax assets                                72,700
     Less valuation allowance                                 72,700

     Net deferred tax asset                                        0

A reconciliation of the valuation allowance is as follows:

     Balance, November 1, 2001                              $      0
     Addition                                                 72,700

     Balance, October 31, 2002                                72,700

Tax Carryforwards.

The Company has the following Federal tax carryforwards at October 31, 2002:

                                               Amount       Expiration Date

     Net operating loss                        $305,000     October 31, 2022

Future changes in ownership may limit the ability of the Company to utilize these net operating loss carryforwards prior to their expiration.

4.  PREFERRED STOCK

The Board of Directors has not assigned any preference rights for this series of stock.

5.  COMMITMENTS AND CONTINGENCIES

Operating Lease.

The Company leases its office and warehouse facilities under the following terms and conditions:

1.  Term - Three years from February 1, 2002 to January 31, 2005

2.  Size of facility - 4,343 square feet

3.  Base rent - Monthly rentals plus taxes and common area operating expenses

4.  Base rental schedule:

                            Months            Rent

                             1 - 12            $2,172
                            13 - 24            $3,692
                            25 - 36            $4,343

Future minimum lease payments excluding taxes and expenses are as follows:

     October 31, 2003                           $ 39,744
     October 31, 2004                             50,163
     October 31, 2005                             13,029

     Total                                      $102,936

Rent expense for the year ended October 31, 2002 was $19,548.

Workers' Compensation Insurance.

Through January 2003, the Company did not carry general liability or workers' compensation coverage, nor was it self-insured. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. As of January 2003, there were no known liability claims. No amounts have been accrued for any penalties that may be assessed by the State of Arizona for non-compliance with the laws and regulations applicable to workers' compensation insurance.

Pledged Assets.

All of the Company's assets are pledged as security for IBIZ
Technology Corp.'s secured convertible debentures.

                                 IBIZ, INC.
                                BALANCE SHEET
                                 JULY 31, 2003
                                  (UNAUDITED)

ASSETS

CURRENT ASSETS:
    Cash, pledged for letter of credit                              $ 10,000
    Accounts receivable, net                                          34,436
    Inventories                                                       89,644
    Prepaid expenses                                                  11,721

  TOTAL ASSETS                                                      $145,801

                   LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
   Bank overdraft                                                        404
   Accounts payable and accrued expenses                             182,777
   Accrued salaries                                                  150,887
   Payroll taxes payable                                              57,202
   Deferred income                                                     6,771
   Total Current Liabilities                                         398,041

STOCKHOLDERS' DEFICIT:
   Preferred stock Authorized - 10,000,000 shares, par
     value $0.001 per share
     Issued and outstanding -0- shares                                     0
   Common stock
    Authorized - 100,000,000 shares, par
    value $0.001 per share
    Issued and outstanding - 1,000 shares                                  1
   Additional paid-in-capital                                      1,146,550
   Accumulated deficit                                            (1,398,791)

    Total Stockholders' Deficit                                     (252,240)

    TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                      145,801

                        See Notes to Financial Statements

                                   IBIZ, INC.
                             STATEMENTS OF OPERATIONS
               FOR THE NINE MONTHS ENDED JULY 31, 2003 AND 2002
                                    (UNAUDITED)

                                                          2003          2002

SALES                                                   $  282,392   $ 297,351

COST OF SALES                                              318,280     147,708

GROSS PROFIT (LOSS)                                        (35,888)    149,643

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
  Payroll                                                  680,330     154,070
  Professional fees                                        108,320         725
  Other selling, general and and administrative expenses   222,295      68,097

   TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES    1,010,945     222,892

  OPERATING (LOSS)                                      (1,046,833)    (73,249)

OTHER INCOME (EXPENSE)
  Interest expense                                            (897)    (21,716)
  Cancellation of debt                                      11,810           0

TOTAL OTHER INCOME (EXPENSE)                                10,913     (21,716)

NET (LOSS)                                              (1,035,920)    (94,965)

NET (LOSS) PER COMMON SHARE
  Basic and Diluted                                     (1,035.92)      (94.97)

WEIGHTED AVERAGE  NUMBER OF COMMON
  SHARES OUTSTANDING
   Basic and diluted                                        1,000         ,000

                           See Notes to Financial Statements

                                      IBIZ, INC.
                                STATEMENTS OF CASH FLOWS
                FOR THE NINE MONTHS ENDED JULY 31, 2003 AND 2002
                                     (UNAUDITED)

                                                          2003          2002

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)                                         $( 1,035,920)   $ (94,965)
  Adjustments to reconcile net (loss) to
   net cash (used) by operating activities:
   Non-cash retention bonuses                             493,651            0
  Provision for uncollectible accounts                     13,520        3,960
  Changes in operating assets and liabilities:
  Cash pledged for letter of credit                       (10,000)           0
  Accounts receivable                                     (36,089)     (26,635)
  Inventories                                               5,957     (207,051)
  Prepaid expenses                                         (3,721)      (8,000)
  Accounts payable and accrued expenses                   110,120       63,333
  Accrued wages and taxes                                 112,639      195,382
  Deferred income                                             855       18,633
  Net Cash (Used) by Operating Activities                (348,988)     (55,343)

CASH FLOWS FROM INVESTING ACTIVITIES:                           0            0

CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank overdraft                                              404            0
  Net proceeds received from related entities and
   transferred to additional paid-in capital              347,907       55,343
  Net Cash Provided by Financing Activities               348,311       55,343

NET (DECREASE) IN CASH AND CASH EQUIVALENTS                  (677)           0
CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD             677            0
CASH AND CASH EQUIVALENTS, AT END OF PERIOD                     0            0

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the period for:
   Interest                                                   900       21,716
   Income taxes                                                 0            0

SCHEDULE OF NON-CASH INVESTING AND FINANCIAL ACTIVITIES:
  Transfer of related entity debt to
   additional paid-in-capital                             347,907            0
  Retention bonuses paid to employees
   through related party equity debt and
   transferred to additional paid-in-capital              493,651            0

                            See Notes to Financial Statements

                                      IBIZ, INC.
                             NOTES TO FINANCIAL STATEMENTS
                                     JULY 31, 2003
                                      (UNAUDITED)

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

IBIZ, Inc. (the "Company") was organized on October 31, 2001, under the laws of the State of Nevada. The Company designs, manufactures (through subcontractors), and distributes a line of accessories for the PDA and handheld computer market which are distributed through large retail chain stores and e-commerce sites throughout the United States of America. The Company also markets LCD monitors, OEM notebook computers, third party software, and general-purpose financial application keyboards.

The Company is a wholly owned subsidiary of IBIZ Technology Corp. a publicly held corporation.

Presentation.

The interim financial statements of the Company are condensed and do not include some of the information necessary to obtain a complete understanding of the financial data. Management believes that all adjustments necessary for a fair presentation of results have been included in the unaudited financial statements for the interim periods presented. Operating results for the nine-month period ended July 31, 2003 are not necessarily indicative of the results that may be expected for the year ended October 31, 2003.

Cash and Cash Equivalents.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable.

Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable and the Company normally does not require collateral to support its accounts receivable.

Allowance for Doubtful Accounts.

The allowance for doubtful accounts on accounts receivable is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, account balance over one year old, etc.).

Inventories.

Inventories are stated at the lower of cost (determined principally by average cost) or market. The inventories are comprised of finished products at July 31, 2003.

Disclosure About Fair Value of Financial Instruments.

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at July 31, 2003, as defined in Financial
Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Revenue Recognition.

Product sales - When the goods are shipped and title passes to the customer.

Maintenance agreements - Income from maintenance agreements is being recognized on a straight-line basis over the life of the service contracts. The unearned portion is recorded as deferred income.

Service income - When services are performed.

Shipping and Handling Costs.

The Company's policy is to classify shipping and handling costs as part of cost of goods sold in the statement of operations.

Advertising.

All direct advertising costs are expenses as incurred. The Company charged to operations $13,148 and $7,776 in advertising costs for the nine months ended July 31, 2003 and 2002, respectively.

Research and Development.

The Company expenses research and development costs as incurred.

Income Taxes.

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in SFAS No.109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net (Loss) Per Share.

The Company adopted SFAS No. 128 that requires the reporting of both basic and diluted (loss) per share. Basic (loss) per share is computed by dividing net (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with SFAS No. 128, any anti-dilutive effects on net (loss) per share are excluded.

Concentration of Risk.

Industry

The Company's products are directed for the computer and technology-related industry. This industry experiences a high degree of obsolescence and changes in buying patterns. The Company must expend funds for research and development and identification of new products in order to stay competitive.

Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable.

Concentrations of credit risk with respect to trade receivables are normally limited due to the number of customers comprising the Company's customer base and their dispersion across different geographic areas. The Company routinely assesses the financial strength of its customers.

At July 31, 2003, one customer accounted for 51% of net receivables.

Purchases.

The Company relies primarily on three suppliers for its products. The loss of any supplier could have a material impact on the Company's operations. Purchases from these suppliers for the nine months ended July 31, 2003 totaled 17%, 15% and 6%, respectively.

Revenues.

For the nine months ended July 31, 2003, the Company had two customers whose sales exceeded 43% of total revenues, (22% and 21%, respectively).

Pervasiveness of Estimates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements.

The FASB recently issued the following statements:

     SFAS No. 144 - Accounting for the impairment or disposal of long-lived assets
     SFAS No. 145 - Rescission of SFAS Nos. 4, 44 and 64 and amendment of SFAS No. 13
     SFAS No. 146 - Accounting for costs associated with exit or disposal activities
     SFAS No. 147 - Acquisitions of certain financial institutions
     SFAS No. 148 - Accounting for stock based compensation
     SFAS No. 149 - Amendment of SFAS No. 133 on derivative instruments and hedging activities
     SFAS No. 150 - Accounting for certain financial instruments with characteristics of both liabilities and equity

These FASB statements did not have a material impact on the Company's financial position and results of operations.

Going Concern.

These financial statements are presented on the basis that the Company
is a going concern.   Going concern contemplates the realization of
assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The following factors raise uncertainty as to the Company's ability to continue as a going concern:

     A.  Operating losses

     B.  Negative working capital

     C.  Lack of cash from operations

     D.  Unpaid wages

     E.  Decline in the national economy

Management's plans to eliminate the going concern situation include, but are not limited to:

     A.  Increase sales through new line of products acquired on July 11, 2002

     B. Obtain additional equity investments through private placements of its common stock.

Should the Company be unsuccessful in its plans, the operations of the company could be discontinued.

NOTE 2  ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

     A summary of accounts receivable and allowance for doubtful accounts is as follows:

     Accounts receivable                                  $   60,212
     Allowance for doubtful accounts                          25,776

     Net accounts receivable                                  34,436

     Allowance for doubtful accounts
     Balance, at November 1, 2002                             12,256
     Additions for the period                                 13,520

     Balance, at July 31, 2003                                25,776

NOTE 3  INCOME TAXES

Deferred Taxes.

The components of deferred tax assets are as follows:

   Net operating loss carryforwards                      $  238,600
   Allowance for doubtful accounts                            5,100
   Accrued expenses not deductible until paid                24,500
                                                            268,200

   Less valuation allowance                                 268,200

   Net deferred tax asset                                         0

A reconciliation of the valuation allowance is as follows:

     Balance, at November, 2002                          $   72,700
     Addition for the period                                195,500

     Balance, at July 31, 2003                              268,200

Tax Carryforwards.

The Company has the following tax carryforwards at July 31, 2003:

                                                  Expiration
     Year                    Amount                  Date

  Net operating loss
  October 31, 2002          $  305,000             October 31, 2022
   July 31, 2003               888,888             July 31, 2023

                            $1,193,000

Future changes in ownership may limit the ability of the Company to utilize these net operating loss carryforwards prior to their expiration.

NOTE 4  PREFERRED STOCK

The Board of Directors has not assigned any preference rights for this series of stock.

NOTE 5  COMMITMENTS AND CONTINGENCIES

Operating Lease.

The Company leases its office and warehouse facilities under the following terms and conditions:

1.  Term - Three years from February 1, 2002 to January 31, 2005

2.  Size of facility - 4,343 square feet

3. Base rent - Monthly rentals plus taxes and common area operating expenses

4.  Base rental schedule

          Months                       Rent

           1 - 12                      $  2,172
          13 - 24                         3,692
          25 - 36                         4,343

Future minimum lease payments excluding taxes and expenses are as follows:

     October 31, 2003                                      $  39,744
     October 31, 2004                                         50,163
     October 31, 2005                                         13,029

                                                           $ 102,936

Rent expense for the nine months ended July 31, 2003 and 2002 was $26,746 and $9,545, respectively.

General Liability and Workers' Compensation Insurance.

Through September 2003, the Company did not carry general liability or workers' compensation coverage, nor was it self-insured. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. As of September 22, 2003, there were no known liability claims. No amounts have been accrued for any penalties that may be assessed by the State of Arizona for non-compliance with the laws and regulations applicable to workers' compensation insurance.

Pledged Assets.

All of the Company's assets are pledged as security for IBIZ
Technology Corp. Secured Convertible Debentures.

NOTE 6  CONTRIBUTION OF CAPITAL

During July 2003, the Board of Directors of IBIZ Technology Corp. and the Company authorized the transfer of their intercompany loans to the capital of the Company.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

                                    SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       IBIZ, Inc.


Date: November 4, 2003                 By: /s/  Kenneth W. Schilling
                                       Kenneth W. Schilling, President

                            Special Power of Attorney

     The undersigned constitute and appoint Kenneth W. Schilling their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

         Signature                    Title                     Date

/s/ Kenneth W. Schilling      President (acting principal     November 4, 2003
Kenneth W. Schilling          financial and accounting
                             officer)/Director

/s/ Mark H. Perkins         Executive Vice President of       November 4, 2003
Mark H. Perkins             Operations/Director

                                      EXHIBIT INDEX

Number                        Description

3.1     Articles of Incorporation, dated October 30, 2001 (see below).

3.2     Bylaws, dated November 1, 2001 (see below).

24      Special Power of Attorney (see signature page above).